Filed by MGI PHARMA, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

MGI PHARMA/Guilford Conference Call Script

OPERATOR: “Thank you for holding. Welcome to the MGI PHARMA conference call. At this time, all participants are in listen-only mode. Please be advised that this call is being taped at MGI PHARMA’s request. There will be a question and answer session following the presentation. Each caller will be limited to one question during this session. Now I would like to introduce Jennifer Davis, Director of Investor Relations & Corporate Communications at MGI PHARMA. Please go ahead.”

JENNIFER DAVIS:

Thank you operator, and good morning.

Welcome to MGI PHARMA’s conference call to discuss MGI’s acquisition of Guilford Pharmaceuticals. I’m Jennifer Davis, director of investor relations & corporate communications at MGI PHARMA. With me on today’s call are Lonnie Moulder, our president and chief executive officer; Dean Mitchell, president and chief executive officer of Guilford; Jim Hawley, our senior vice president and chief financial officer; and Dr. John MacDonald, our senior vice president of research and development. We hope you’ve all had a chance to review the news release we issued this morning, which we’ll discuss during this call, and then we’ll open it up for questions.

Before we begin, I want to remind you that during this conference we will make “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These may include statements regarding intent, belief or current expectations of the Company and its management. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company’s actual results to differ materially from the results discussed in these statements. Factors that might cause such differences, and other risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission, including our most recently filed Form 10-K and 10-Q.

The information in this conference call related to projections or other forward-looking statements represents the Company’s best judgment as of today, July 21, 2005. While a recording of this call will be made available on our corporate Web site for a limited period of time, we do not assume a duty to update any of these forward-looking statements to conform them to actual results. Now that I’ve covered these items, I’ll turn the call over to MGI PHARMA’s president and chief executive officer, Lonnie Moulder. Lonnie....

LONNIE MOULDER:

Thanks Jen, and good morning everyone.

Thank you to the shareholders and analysts of both MGI PHARMA and Guilford for joining our conference call. We are very pleased to announce, as you saw in the news release we issued earlier this morning, that we have entered into an agreement to acquire Guilford Pharmaceuticals for $177.5 million in cash and stock. With this acquisition, we believe MGI PHARMA is well positioned to become a leading biopharmaceutical company with significant franchises in oncology and acute care.

In addition to a team of talented individuals who have demonstrated success in oncology and acute care commercialization and product development, Guilford brings several important strategic assets to MGI PHARMA, including:

•	A significant, late stage product opportunity in Aquavan for procedural sedation;

•	Gliadel, a marketed product for the treatment of high grade malignant gliomas;

•	A hospital based field organization with established relationships in acute care; and

•	Additional early stage, oncology-focused product opportunities in NAALAdase and PARP inhibition.

As you know, we are very pleased with our success with Aloxi to date and we continue to be focused on growing Aloxi market share and sales in CINV or chemotherapy induced nausea and vomiting. In order to leverage the success we’ve had with Aloxi in oncology, we began executing on a business development strategy last year that substantially enhanced our portfolio of oncology product candidates. With the three transactions we completed during the third quarter of 2004, we obtained two important late-stage product candidates in order to augment our oncology franchise,

•	We licensed the exclusive worldwide rights to Dacogen injection, which as you know is currently undergoing regulatory review in the U.S. and Europe as a novel therapeutic for myelodysplastic syndromes, or MDS, with a September 1 Prescription Drug User Fee Act or PDUFA date;

•	We added Saforis oral suspension for oral mucositis to our pipeline through our acquisition of Aesgen. Saforis is a product that builds upon our oncology supportive care franchise.

Also, through the acquisition of Zycos, now MGI Biologics, we obtained biologics capabilities and ZYC101a, a product candidate for the treatment of high-grade cervical dysplasia being evaluated in a recently initiated pivotal program. With ZYC101a and Aloxi for post operative nausea and vomiting or PONV, both in final stages of clinical development, MGI’s strategy clearly includes building a leading acute care franchise.

MGI PHARMA has a vision to become a leading oncology and acute care focused biopharmaceutical company. We intend to accomplish this through a strategy that includes successful execution of our business and corporate development plans, and leveraging our experienced and successful development, and commercial organizations. Aquavan and Gliadel truly fit this strategy.

Following the Guilford transaction, MGI PHARMA will have three promoted products: Aloxi injection for CINV, Gliadel wafers for high grade malignant gliomas, and Kadian capsules for management of oncology pain. We believe we may now have one of the more substantial late-stage development pipelines in the biopharmaceutical industry which includes, Dacogen injection, undergoing regulatory review, Saforis, being prepared for an NDA submission, and five ongoing phase 3 or registration programs for

Aloxi for PONV, an oral formulation of Aloxi, Dacogen injection in AML or acute myeloid leukemia, ZYC101a and now Aquavan injection. In addition, we will have two mid-stage clinical opportunities, including irofulven and ZYC300, and earlier stage research programs around PARP and NAALDase.

We are enthusiastic about the potential contribution that Guilford’s Aquavan program may make to MGI’s overall business in the intermediate term, and about the positive impact of Gliadel sales to our top line growth in the near term. In addition, the Guilford acute care field force, which is comprised of approximately 50 individuals, will complement our efforts in support of Aloxi injection for CINV. The same can be said for Dacogen as we prepare for the potential fourth quarter product launch.

As a result of successful execution of our business strategy, we believe we have assembled a commercial and development portfolio that will drive significant revenue and earnings growth. We estimate that the Aloxi for CINV franchise may generate peak sales approaching a $0.5 billion, and expect that Dacogen sales may exceed $250 million at peak. In addition, we expect that Saforis opportunity may exceed $100 million annually.

By leveraging our success in oncology, we believe that expanding our focus into acute care offers MGI the opportunity to pursue additional market opportunities to drive growth. Within our acute care franchise, we anticipate that Aquavan and Aloxi for PONV combined peak sales could approach $0.5 billion annually. We also believe that the ZYC101a program may generate sales in excess of $250 million annually.

Following this transaction, we expect that our combined commercial products and late stage product pipeline could clearly generate in excess of $1 billion within five years.

I’m now going to walk through each of our new strategic assets in more detail, and describe the opportunities for MGI PHARMA in each area.

First, let me start with Aquavan, a phase 3 product candidate in development for procedural sedation. Aquavan is a water soluble prodrug formulation of propofol that, when administered intravenously, is quickly converted to active propofol, a general anesthetic. Based upon its pharmacologic properties, we believe that the upcoming pivotal program for Aquavan may demonstrate clinical differentiation, including rapid time to onset, rapid recovery, and an attractive safety profile. As a result, we expect that Aquavan may offer important advantages to physicians and their patients undergoing procedural sedation for short diagnostic and therapeutic procedures, such as GI and cardiology interventional procedures, and minor surgeries. We estimate that more than 40 million such procedures are performed annually in the U.S., and we expect that peak sales of Aquavan may exceed $250 million annually in the U.S.

Aquavan injection has completed one phase 3 trial in which it successfully met its endpoint in a study of 278 patients undergoing colonoscopy. This trial, which compared the results for patients receiving Aquavan or midazolam, indicated that Aquavan achieved a sedation success rate of 96% compared to 74% with midazolam. In general, patients who received Aquavan experienced deeper levels of sedation and were sedated for longer sustained periods than patients who received midazolam. Adverse events in the Aquavan study arm were related to deeper levels of sedation and were likely dose related.

Correct dose selection is important for generating a differentiated product profile, and the protocol for a dose-ranging study designed to identify the most optimal dose of Aquavan is now finalized. The optimal doses will then be used in a subsequent pivotal program. Upon completion of the pivotal program, we expect to file a New Drug Application, or NDA, with the Food and Drug Administration. Once this program is underway, we’ll better be able to ascertain the specific timing of the planned NDA filing.

We’re very enthusiastic about the commercial prospects for Aquavan, and believe that it may meaningfully contribute to MGI’s top and bottom line beginning in 2008. As I mentioned previously, Aquavan will complement our Aloxi for post operative nausea and vomiting. Both products, upon approval, will be promoted to anesthesiologists, surgeons, and other specialists by an expanded acute care field organization. Over the next few quarters, as the pivotal programs for Aquavan and Aloxi for PONV accelerate, this field organization will continue to promote Gliadel and will also educate hospital-based oncologists about Aloxi for CINV. Upon approval, this organization will enhance the sales efforts behind our planned launch of Dacogen injection for MDS.

Now, let me move on to Gliadel, a medically important marketed product for high grade malignant gliomas. Gliadel is a small wafer containing the chemotherapy agent carmustine, or BCNU. After a tumor is removed from the brain via surgery, up to eight Gliadel wafers are implanted in the site previously occupied by the tumor. The Gliadel wafer releases BCNU directly into the tumor site to remove any remaining malignant cells that may have been left behind after surgery. Clinical trials have demonstrated that Gliadel increases survival in patients with newly diagnosed high grade malignant gliomas when used in addition to surgery and radiation, and in patients with recurrent glioblastoma multiforme who are also treated surgically. Gliadel wafer is the only product approved in the U.S. to deliver chemotherapy directly to the site of a brain tumor.

Sales of Gliadel in 2004 totaled $27.7 million. We believe that this product is an excellent fit with MGI’s existing oncology franchise and provides an immediate opportunity for moderate accretion to our top line as revenue continues to grow.

Although Aquavan and Gliadel were the primary factors in MGI’s decision to acquire Guilford in this transaction we also acquired two earlier stage product candidates, NAALAdase for chemotherapy-induced neuropathy and PARP, a chemotherapy or radiation therapy sensitizer. These earlier stage, oncology-focused development programs may provide significant upside in later years with very modest near-term investment.

Finally, as you know, Guilford did promote Aggrastat, a GP IIb/IIIa receptor antagonist, to cardiologists for the treatment of patients with acute coronary syndrome. From a strategic point of view, Aggrastat may not fit MGI’s core focus. Guilford is actively working to divest Aggrastat. Should this divestiture not be completed by the time our acquisition of Guilford closes, we plan to continue Guilford’s efforts to divest this product. Because we plan to continue working towards divestiture, we would expect to account for any Aggrastat-related revenues and expenses as discontinued operations after the transaction closes.

In summary, we’re very enthusiastic about the synergy this transaction brings to MGI PHARMA, both in the near-term and intermediate terms. We expect this transaction to enhance promotional activities for Aloxi in CINV and, upon approval, Dacogen injection. With potential launches of Aloxi for PONV and Aquavan impacting revenue growth by 2008, we have begun creating a significant acute care franchise consisting of two medically important, differentiated products.

With that, I’m going to turn the call over to our CFO Jim Hawley for a more detailed overview of the transaction and of course the financial implications. Jim…

JIM HAWLEY:

Thank you Lonnie, good morning everyone.

I’d like to start by reiterating our previously stated guidance for MGI PHARMA on a standalone basis. Excluding any potential contribution from Dacogen-related revenues but including all Dacogen-related expenses through initial market launch, we continue to expect:

•	Total revenue for 2005 to be in the range of $285 million, including:

•	Aloxi sales of approximately $260 million, and

•	Other product & licensing revenue of $25 million;

•	Cost of product sales of approximately $97 million;

•	SG&A expenses of approximately $80 million;

•	Net R&D expenses of approximately $46 million; and

•	Operating income for 2005, including transaction related costs, will be approximately $62 million.

As a result of costs and purchase accounting entries associated with the transaction, we now expect to report a loss for the full year 2005.

Primarily due to development costs and pre-launch expenses related to Aquavan, we expect this transaction to be dilutive to MGI’s earnings through 2007. We expect the reduction in pre-tax income to be approximately $35 million in 2006 and $25 million in 2007. Once Aquavan is commercialized, we expect EPS and revenue growth to ramp up sharply, in 2008 and beyond. We will provide updated financial guidance upon closing of this transaction.

I’d now like to give a brief overview of the terms of the agreement announced this morning. MGI PHARMA will re-purchase all outstanding equity of Guilford for a total purchase price of $177.5 million. This transaction is being financed with 70% stock and 30% cash. Based on the closing price of Guilford Pharmaceuticals stock on July 20, 2005, the total consideration per outstanding share of Guilford is $3.75, consisting of a fractional share of MGI PHARMA common stock worth $2.625 plus $1.125 in cash, which represents a 55.6% premium over over Guilford’s closing price on July 20. The stock portion of this consideration is subject to a collar provision, as described in detail in the news release.

Upon closing of this transaction, we intend to extinguish Guilford’s convertible debt, which totaled $69.4 million as of March 31, 2005 and, in addition, MGI also plans to extinguish an approximate $60 million obligation related to Guilford’s revenue interest agreement with Paul Royalty Fund. This payment will be offset by any proceeds received from the planned divestiture of Aggrastat and Guilford’s available cash. MGI PHARMA may also provide Guilford with bridge financing pursuant to a credit agreement for up to $18 million if closing occurs after October 1, 2005.

This acquisition has been approved by the Boards of Directors of both MGI and Guilford, and is subject to approval by Guilford shareholders, the Hart Scott Rodino waiting period, and other customary closing conditions.

We expect this transaction to close during the fourth quarter of 2005, at which time the Guilford organization will be integrated into the MGI PHARMA infrastructure. From an organizational standpoint, MGI PHARMA headquarters will be located in Bloomington, Minnesota, with other offices for MGI Biologics in Lexington, Massachusetts and the Guilford team in Baltimore.

With that, I’ll turn the call back to Lonnie.

LONNIE MOULDER:

Thank you, Jim.

I’m now very, very pleased to introduce Dean Mitchell, the president and CEO of Guilford Pharmaceuticals, who will discuss this transaction from his team’s perspective. Dean?

DEAN MITCHELL:

Thanks Lonnie and good morning to everyone. I’m absolutely delighted to be here today to announce this transaction with the MGI team. We believe that a strategic merger with MGI PHARMA offers significant opportunity to Guilford, its shareholders and employees.

As a result of this agreement we will have the resources to unlock the full potential of Guilford’s rich product portfolio without incurring further dilution to our shareholders.

In addition, the scale and expertise of the combined organization will support the development of Aquavan injection, as well as our other pipeline products, and also allow us to maximize the commercial potential inherent in Gliadel and Aquavan.

Additionally, we believe that MGI PHARMA’s existing products, particularly Aloxi injection for CINV, will benefit from the promotional expertise that Guilford’s hospital sales team can provide.

Overall, we will be creating a vibrant, rapidly growing biopharmaceutical company which will continue to have a major presence in the Baltimore area, and provide many opportunities for our employees and shareholders to contribute to, and share in this success.

With that, Lonnie, I’ll turn the call back to you.

LONNIE MOULDER:

Thanks Dean and again, I look forward to welcoming the entire Guilford team to MGI PHARMA. All of the MGI associates look forward to working closely with your team as we together build a leading oncology and acute care focused biopharmaceutical company.

So with that, I’d like to open this call up for questions. Operator?

Q&A

LONNIE MOULDER:

So with that, first of all I want to thank all of you for participating in this call this morning. And thank you Dean, and I again really look forward to working with all of the Guildford employees as we build a significant company here in oncology and acute care. We truly believe that the integration of our two companies will enhance the efforts of building an acute care franchise and accelerating our oncology opportunities as we move forward. And we’re talking about building a company here that clearly will exceed $1 billion in revenues within 5 years and that’s quite exciting. Today’s a really important day in achieving that goal and we’re achieving ultimately the compelling vision for our shareholders and our customers and our people. So I thank you for your support, and have a great day.

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.

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